U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

December 2, 2011

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-177342
Form N-14 regarding Reorganization of Brown Advisory Small Companies Fund into the Brown Advisory Small Cap Fundamental Value Fund

Dear Mr. Minore:

This correspondence is being filed in response to your December 2, 2011 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Pre-Effective Amendment No. 1 to its Registration Statement filed on Form N-14 on November 30, 2011 (the “Pre-Effective Amendment”).  The Pre-Effective Amendment was filed to (1) reflect the revisions made in response to your comments provided on November 10, 2011; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement originally filed on October 14, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Part A – PROSPECTUS – SUMMARY

1.
Please clarify the apparent discrepancies on the page 1 “Comparison” table versus the page 11 “Fee Table” regarding the Annual Operating Expenses of the Funds by stating the effect of acquired fund fees and expenses in the “Comparison” table on page 1.

The Trust responds by adding the underscored phrases to page 1 as shown below:

	Small Companies Fund	Fundamental Value Fund
Annual Operating Expenses as a Percentage of Average Net Assets for the Fiscal Year
The Fund’s Institutional Shares have an expense cap of 1.40%; however the total operating expense ratio for the fiscal year ended June 30, 2011 was 1.23%.
The Fund’s Advisor Shares have an expense cap of 1.60%; however the total operating expense ratio for the fiscal year ended June 30, 2011 was 1.74%.*

The Fund’s Institutional Shares have an expense cap of 1.40%; however the total operating expense ratio for the fiscal year ended June 30, 2011 was 1.24%, not including acquired fund fees and expenses (“AFFE”).  When including 0.26% of AFFE, the total operating expense ratio for the fiscal year ended June 30, 2011 was 1.50%.

The Fund’s Advisor Shares, which had not yet commenced operations as of June 30, 2011, had an expense cap of 1.85%; however the estimated total operating expense ratio for the Fund’s Advisor Shares was 1.69%, not including AFFE.  When including 0.26% of AFFE, the estimated total operating expense ratio for the fiscal year ended June 30, 2011 would have been 1.95%.*

*Note:  Effective July 1, 2011, the Advisor Shares reduced their Rule 12b-1 fees from 0.50% to 0.25% of each Fund’s average daily net assets.  The current expense ratio for the Advisor Shares of the Fundamental Value Fund is 1.60%, not including AFFE.

2.	On page 6 of the “Comparison” table, please remove the phrase “and Overall Expenses” from the sub-heading in the column that currently reads: “Expense Limitations and Overall Expenses.”

The Trust responds by removing the phrase as requested.

3.
On page 8 under “Other Consequences of the Reorganization,” please clarify within the paragraph discussing “Expense Limitation” that when taking into account acquired fund fees and expenses, total annual operating expenses for the Fundamental Value Fund are higher than total annual operating expenses for the Small Companies Fund.

The Trust responds by clarifying the paragraph as requested and shown below:

Expense Limitation.  Brown Advisory and PMP have entered into an operating expense limitation agreement under which Brown Advisory has agreed to waive its management fees and/or reimburse expenses of the Fundamental Value Fund to ensure that the Fundamental Value Fund’s total annual operating expenses of the Fundamental Value Fund’s shares (exclusive of interest on tax expenses, brokerage commissions, extraordinary and non-recurring expenses, AFFE and dividends and interest on short portions) do not exceed 1.40% for the Institutional Shares and 1.60% for the Advisor shares, as a percentage of the Fund’s average net assets, at least through October 31, 2012, which is the same expense limitations for the Small Companies Fund.  The agreement remains in effect indefinitely, and at a minimum through October 31, 2012, and may be terminated by the PMP Board.  As of June 30, 2011, the Fundamental Value Fund incurred 0.26% of AFFE; accordingly, when taking into account AFFE, the total annual operating expenses for the Fundamental Value Fund are higher than those of the Small Companies Fund.

4.	Please confirm that the font size of the bar charts will be large enough for readability.

The Trust responds by increasing the font size of the bar charts to enhance readability as requested.

5.
On page 11 under “Information About the Reorganization,” please clarify in the second paragraph under the sub-heading “Reasons for the Reorganization” that the total annual operation expenses of the Fundamental Value Fund are higher than those of the Small Companies Fund as a result of acquired fund fees and expenses.

The Trust responds by clarifying the referenced paragraph as follows:

Following the Reorganization, the investment advisory fee paid by the Fundamental Value Fund (1.00% of the Fund’s average daily net assets) will be the same as the investment advisory fee paid by the Small Companies Fund (1.00% of the Fund’s average daily net assets).  Brown Advisory has agreed to retain an expense cap for the Fundamental Value Fund following the Reorganization, which is indefinite, but at a minimum through October 31, 2012, which is the same as the expense cap in effect for the Small Companies Fund.  For both Funds, the expense limitation does not cover interest on tax expenses, brokerage commissions, extraordinary and non-recurring expenses, AFFE and dividends and interest on short portions.As of June 30, 2011, the Fundamental Value Fund incurred 0.26% of AFFE; accordingly, when taking into account AFFE, the total annual operating expenses for the Fundamental Value Fund are higher than those of the Small Companies Fund.

6.
On page 13 under “Information About the Reorganization,” in the paragraph that starts “Capital losses incurred…” under the sub-heading “Federal Income Tax Consequences,” please add the phrase “as a result of the Reorganization” where discussed.  Additionally, please clarify how the Fundamental Value Fund will be able to utilize all of the capital loss carryforwards when it will be subject to an annual limitation.

The Trust responds by adding the phrase where discussed and clarifying the utilization of the capital loss carryforwards as shown below:

Capital losses incurred in tax years beginning prior to December 23, 2010 can generally be carried forward to each of the eight years succeeding the loss year to offset future capital gains. Capital losses incurred in tax years beginning on or after December 23, 2010 can generally be carried forward indefinitely to offset future capital gains. The Fundamental Value Fund will inherit the tax attributes of the Small Companies Fund, including any available capital loss carryforwards, as of the Closing Date. However, such capital loss carryforwards of the Small Companies Fund will be subject to an annual limitation for federal income tax purposes in connection with the Reorganization because the Reorganization will result in a greater than 50% change in ownership of the Small Companies Fund under Section 382 of the Code. As of October 31, 2011, it is expected that the Fundamental Value Fund will be able to utilize all of the capital loss carry forwards obtained in the acquisition of the Small Companies Fund subject to the annual limitation noted above. Accordingly, as a result of the Reorganization, the shareholders of the Small Companies Fund are in effect sharing a tax asset of their Fund with the Fundamental Value Fund.

7.
In reference to the correspondence provided on November 30, 2011 together with the Pre-Effective Amendment in response to the Staff’s comments of November 10, 2011, please reconcile the response to Comment 9 with the response to Comment 10.

The Trust clarifies that the response to Comment 9 should be deleted in its entirety and replaced with the same response as the one shown in Comment 10.

8.
On page 14 under “Board Considerations,” in accordance with Investment Company Act Release No. 25666, please indicate whether the Board considered any effect the Reorganization would have on the target fund’s annual expenses.  Additionally, please include any consideration the Board made regarding the tax consequences and the utilization of the capital loss carryforwards.

The Trust responds by adding the following provisions:

The PMP Board considered the following matters, among others and in no order of priority:

. . . .

•
Following the Reorganization, when including acquired fund fees and expenses, the total operating expense ratio for the Fundamental Value Fund is expected to be higher than those of the Small Companies Fund;

•
As a result of the Reorganization, the shareholders of the Small Companies Fund are in effect sharing a tax asset of their Fund with the Fundamental Value Fund because the Fundamental Value Fund will be able to utilize all of the capital loss carry forwards obtained in the acquisition of the Small Companies Fund.

Part C

9.
In Exhibit 12, the draft tax opinion, please reconcile the cross-reference to the Agreement and Plan of Reorganization in the first and penultimate paragraphs of the opinion (i.e., should it reference section 7.3.4 of the Plan or section 6.3.4 of the Plan?).

The Trust responds by having counsel reconcile the cross-reference.

10.
In Exhibit 12, the draft tax opinion, in accordance with the Staff Legal Bulletin No. 19, please expand the penultimate paragraph to indicate that shareholders of both the target fund and the surviving fund are entitled to rely on the opinion.

The Trust responds by having counsel expand the referenced paragraph as requested.

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The Trust undertakes to make the above-noted changes in a definitive filing of the Registration Statement pursuant to Rule 497(c) under the Securities Act of 1933, as amended (“1933 Act”) on or before Wednesday, December 7, 2011.  Additionally, the Trust undertakes to file the final tax opinion and consent of counsel upon closing of the Reorganization.  Accordingly, the Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on Wednesday, November 30, 2011, on behalf of the above-named Funds, be accelerated to become effective as previously requested.

Pursuant to Rule 461(a) under the 1933 Act, the Trust attached a separate letter on November 30, 2011, from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Friday, December 2, 2011.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP